FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 10, 2022, announcing that Intelsat Makes Strategic Selection with a Significant Initial Order of Gilat's New SkyEdge IV Platform for Its Newest High Throughput Satellite.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 10, 2022	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Intelsat Makes Strategic Selection with a Significant Initial
Order of Gilat's New SkyEdge IV Platform for Its Newest High Throughput Satellite

SkyEdge IV will enable multi-service capabilities for Intelsat’s IS-40e, providing expanded capacity over North America for in-flight connectivity and cellular backhaul

Petah Tikva, Israel, February 10, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Intelsat completed a strategic selection process and placed a significant initial order for Gilat’s new SkyEdge IV platform, which will be used for its latest high throughput satellite, Intelsat IS-40e, designed to augment inflight connectivity and mobile backhaul services over North America.

SkyEdge IV is Gilat's next generation platform designed to operate with new, adaptable very high throughput satellites (VHTS) to provide end-users the required capacity where and when needed. SkyEdge IV ensures unified operation with standard interfaces for network orchestration and seamless integration between the space and ground segments. Gilat's Elastix-TotalNMS will support Intelsat's current and future satellites to orchestrate network management of a unified network.

“Through our collaborative work with Gilat's SkyEdge IV platform on IS-40e, Intelsat will expand the capacity of our network serving North America," said Carmel Ortiz, Vice President of Systems Innovation at Intelsat, "Its standards-based interfaces enable seamless integration with Intelsat’s unified space and ground network, thereby elevating the service levels for thousands of aircraft and leading mobile network operators across North America."

"We are honored that our valued partner, Intelsat, made a strategic decision to adopt Gilat’s next generation SkyEdge IV platform. The SkyEdge IV platform, VSATs, and network management system are optimized to support both current HTS and future very high throughput software-defined satellites and thus meet Intelsat's demanding needs," said Amir Yafe, VP of Mobility & Global Accounts at Gilat. "Gilat's SkyEdge IV is a multi-orbit, multi-service platform built to lead the satcom industry’s next generation, known as the Elastix Era, supporting cloud infrastructure, an Elastix-Access Scheme, and working in harmony with software-defined satellites.”

About Intelsat
As the foundational architects of satellite technology, Intelsat operates the world’s most trusted satellite telecom network. We apply our unparalleled expertise and global scale to connect people, businesses, and communities, no matter how difficult the challenge. Intelsat is building the future of global communications with the world’s first hybrid, multi-orbit, software-defined 5G network designed for simple, seamless, and secure coverage precisely when and where our customers most need it. Follow the leader in global connectivity and “Imagine Here,” with us, at Intelsat.com.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com